SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2005

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                 RADVision Ltd.

6-K Items

     1.   Press  Release  re 3  Hong  Kong  Launches  the  World's  First  Video
          Conference    Service   with    RADVISION   and    WiseSpot's    First
          User-Self-Enabled 3G Video Conference Solution dated May 12, 2005.

     2. Press Release re RADVISION to Participate in Microsoft Office Live Communications Server 2005 Launch in Greater China dated May 17, 2005.

                                                                          ITEM 1

Release                                                        Source: RADVISION

3 Hong Kong Launches the World's First Video Conference Service with RADVISION and WiseSpot's First User-Self-Enabled 3G Video Conference Solution

Thursday May 12, 10:13 pm ET

HONG KONG--(BUSINESS WIRE)--May 12, 2005--Powered by WiseSpot and RADVISION's first commercial 3G UMTS video conference solution, 3 Hong Kong has launched the world's first 3G user-self-enabled video conference service, which allows up to four 3's customers to participate in a video conference anytime and from different parts of the world. This service adopts RADVISION's SCOPIA(TM) advanced video services platform combined with WiseSpot's WiseVSAA video service application architecture.

WiseSpot, a leading provider of advanced telecommunication value-added solutions in Greater China, and RADVISION, a global provider of multimedia communication and conferencing technologies, have combined their experience and expertise to bring a new dimension to multiparty communication to Hong Kong: that of visual interaction for up to four 3G users at any one session. This easy-to-use video conferencing service is completely self-enabled by the 3G user, thus making pre-booked, operator-assisted service varieties a thing of the past. With this break-through solution, 3 Hong Kong can deliver enhanced video communication experience to their customers.

Ms. Agnes Nardi, Managing Director of 3 Hong Kong and Hutchison Telecommunications (Hong Kong) Limited said, "3 Hong Kong has been leading the 3G development in Hong Kong. By partnering with WiseSpot and RADVISION, we are pleased to introduce the world's first 3G user-self-enabled video conference service. This technological breakthrough brings much convenience and flexibility by allowing customers to engage multiple parties in a single video call to have business meetings, as well as get-togethers for family and friends."

Franky Lai, Chairman of WiseSpot (Hong Kong) Ltd., said: "With 3G, communication is no longer confined to voice or static visual elements. WiseSpot is a forerunner in the development of video solutions that translate the latest technology into user-friendly services. This video conferencing application demonstrates how, when combined with professional application development and implementation, the power of RADVISION's cutting-edge communication technology can be unleashed to make people's lives easier and more fulfilling."

"RADVISION is happy that Hutchison chose SCOPIA as the core video services platform upon which they are providing their video conferencing service. RADVISION believes that the future of 3G is in providing innovative and revenue-generating visual services. By teaming with WiseSpot as our local partner, and using RADVISION experience and professional services capabilities, we are confident that additional and exciting applications will be available to 3G users", said Mr. Eitan Livne, General Manager of RADVISION in Asia Pacific.

The RADVISION's SCOPIA advanced services platform supports real time interactive video communications between 3G H.324M enabled mobile phones and multiple IP (SIP and H.323 simultaneously) video conferencing end points using the 3G H.324M standard for real-time multimedia communications over 3G WCDMA networks. The RADVISION platform also supports ISDN based video endpoints and all 3G H.324M mobile endpoints such as 3G enabled laptops, desktops, PDAs and phones.

WiseVSAA is WiseSpot's IP-based, end-to-end solution for video telephony applications. It allows the development of multiple multimedia applications, such as video conferencing, video mail, video portal bureau, video surveillance and video sharing, on one single service application architecture.

About 3 Hong Kong and Hutchison Telecommunications (Hong Kong) Limited

Hutchison Telecommunications (Hong Kong) Limited ("Hutchison Telecom HK"), a subsidiary of Hutchison Telecommunications International Limited*, is the largest mobile operator in Hong Kong with over 2 million subscribers. It provides 3G and 2G services under the "3" brand.

Hutchison Telecom HK has always been a pioneer in the evolution of mobile development, deploying multiple technologies in Hong Kong since 1985, including 1G analogue (AMPS/TACS), 2G digital (GSM/CDMA), 2.5G high speed data transmission (GPRS/IS95B) and 3G video mobile communication services (WCDMA). It was the first operator in Hong Kong to roll out a world-class 3G service, forming an integral part of Hutchison Whampoa Group's global 3G footprint. With the launch of 3G services in January 2004 under the "3" brand, Hutchison Telecom HK has firmly established its leadership position in the 3G market in Hong Kong, providing a rich portfolio of ground-breaking video mobile communication services, superb network quality and extensive automatic international roaming and data roaming coverage.

For more information about "3", please visit the "3" website at www.three.com.hk



* Hutchison Telecommunications International Limited is a subsidiary of Hutchison Whampoa Limited.


About WiseSpot (Hong Kong) Limited

WiseSpot, a leading provider of advanced telecommunication value-added solutions and finished multimedia content in Greater China, was established in 2002 by a team of professionals that consolidate over 50 years of experience with the industry. Headquartered in Hong Kong, WiseSpot has successfully established long-term partnerships with major operators in Greater China and completed over a dozen significant installations, including Hong Kong's first fixed-SMS based infotainment system & the first standalone commercial GSM music ringback tone platform, as well as the world's first self-enabled multi-party mobile video conference solution. For further information, please visit www.wisespotgroup.com

About RADVISION Carrier Solutions

RADVISION has a ten year track record in pioneering multimedia communications and conferencing solutions for the service provider market - both IP wireline and more recently broadband wireless. The company offers its SCOPIA carrier infrastructure, developer toolkits,and professional services for equipment developers and service providers to develop and/or offer their customers a wide variety of high-revenue multimedia solutions and services including: IP telephony, point-to-point and multipoint video telephony, wireless to landline
(IP) video connectivity services, group video chats and videoconferencing, video residential telephony,broadband remote surveillance/monitoring, 3G video streaming, video mail connectivity, and real-time multimedia gaming.

--------------
Contact:
     Corporate Contacts:
     RADVISION
     Tsipi Kagan, 201-689-6340
     cfo@radvision.com
     or
     3 Hong Kong
     Frances Ng, 852 2128 2104
     frances.ng@hthk.com
     or
     Text 100
     Ernest Chan, 852 2251 8246
     Ernest.chan@text100.com.hk
     or
     Investor Relations:
     Comm-Partners LLC
     June Filingeri, 203-972-0186
     junefil@optonline.net

                                                                          ITEM 2

Press Release                                             Source: RADVISION LTD.

RADVISION to Participate in Microsoft Office Live Communications Server 2005 Launch in Greater China

Tuesday May 17, 4:30 pm ET

RADVISION Will Demonstrate Click to Meet(TM) for Microsoft Office, Enabling Multiparty Audio and Visual Communications with Microsoft Live Communication Server 2005 and Office Communicator 2005 HONG KONG & FAIR LAWN, N.J.--(BUSINESS
WIRE)--May 17, 2005-- RADVISION (Nasdaq: RVSN - News) today announced its continued support of Microsoft's Live Communication Server and Office Communicator by demonstrating its award winning desktop conferencing solution Click to Meet for Microsoft Office at the Microsoft Real Time Collaboration road show in Greater China.

The Microsoft launch event will commence May 18th in Shanghai and continue in Hong Kong, Taipei, Guangzhou and Beijing. Microsoft will be presenting LCS 2005 and Office Communicator for rich presence, integrated communications capabilities and enhanced Microsoft Office system integration. Its rich presence and integrated capabilities represent a major advance in enabling users to find, connect, communicate and collaborate in real time with colleagues, partners and customers, regardless of location.

As the exclusive visual communications partner at this event, RADVISION will be demonstrating Click to Meet multiparty voice, video and data conferencing with full connectivity to all voice and video devices. Click to Meet can immediately escalate an Instant Messaging chat session into a multipoint audio, video, and data session within Office Communicator 2005 or the Windows Messenger 5.1 client. Click to Meet provides the intelligence behind the scenes to create the conference across multiple servers, and to route and connect all conference participants.

"Video conferencing is extremely important for our Chinese customers. Microsoft is very excited to announce the availability of RADVISION's Click to Meet multiparty video conferencing solution running on LCS2005. We predict that starting video conferences straight from Communicator will significantly increase videoconferencing usage. Our partnership with RADVISION started with deep integration of our products and we are delighted to bring this sophisticated solution to market at the launch of our collaboration tools in Greater China" said Peter de Zoete, Sales and Marketing Director of the Real-Time Collaboration Group at Microsoft, Greater China. "RADVISION's Click to Meet solution is an excellent fit for our vision of delivering presence-based integrated voice, video, and data solutions to any end point - whether in the meeting room, desktop, or on the road over 3G mobile."

"The employee desktop is becoming the leading choice for multimedia communications - driven by low cost and easy-to-use devices and software end points brought to market by Microsoft and others," said Eitan Livne, General Manager of RADVISION, Asia Pacific. "Microsoft's continued efforts in delivering rich presence and integrated communications capabilities are taking the industry to a new level of collaborative communications and we are proud to be complementing their solution with our market proven technology and expertise."

About RADVISION

RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


----------------

Contact:
     Corporate Contacts:
     RADVISION
     Tsipi Kagan, 201-689-6340
     cfo@radvision.com
     or
     Microsoft PR Manager
     Winne Lai, +852-25782595
     winne@shoutasia.com
     or
     Investor Relations:
     Comm-Partners LLC
     June Filingeri, 203-972-0186
     junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                    (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  May 31, 2005